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KMB: Kumba Resources Limited - Director"s resig...

Kumba Resources Limited - Directors resignation
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
Directors Resignation
Kumba Resources Limited (Kumba) advises that Executive Director Richard Wadley, responsible for corporate strategy and business development, will be leaving the organisation at the end of June 2005. He will also resign from the board of the company. Mr Wadleys departure is a consequence of the business improvement programme that has been undertaken by Kumba during the past year and which included a restructure of corporate service departments such as the one for which he has been responsible.




05009182

Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444
Richard Wadley
Executive Director: Strategy & Business Development
Tel: +27 12 307 3397
Mobile: +27 83 609 1425
Sponsor:
JP Morgan Equities Limited
Date: 03/06/2005 04:23:20 PM Produced by the JSE SENS Department

03/06/2005 Source: JSE NEWS SERVICE

dlw 6/22

KMB: Kumba Resources Limited - Proposal To Acqu...

Kumba Resources Limited - Proposal To Acquire Ticor Limited Minority Shareholdings
Kumba Resources Limited
Registration number: 2000/011076/06
ISIN:ZAE000034310
JSE Code: KMB
(Kumba)

PROPOSAL TO ACQUIRE TICOR LIMITED MINORITY SHAREHOLDINGS

Johannesburg, 31 May 2005: Shareholders are referred to the announcement made today by Ticor Limited (Ticor) to the Australian Stock Exchange advising that Kumba has presented the Board of Ticor with an indicative proposal that, if recommended by the independent directors of Ticor, and if approved by the minority shareholders in Ticor, would result in a wholly-owned subsidiary of Kumba making an offer to acquire all the issued ordinary shares in Ticor that Kumba does not already own for a cash consideration of A$1.70 per Ticor ordinary share.

Kumba, through a wholly owned subsidiary, currently owns 51.54% of the issued share capital of Ticor.

Kumbas proposal is at a preliminary stage only and a transaction may not eventuate. The parties will discuss various aspects of the proposal, including the structure of the proposed acquisition in the coming weeks and should any definitive proposal be sufficiently developed, an appropriate announcement will be made at that time.

Kumba has appointed JPMorgan as its financial adviser and Mallesons Stephen Jaques as its legal adviser in relation to the proposal.

Kumba Resources Limited Contact
Trevor Arran
General Manager Investor Relations
Telephone: +27-12-307-3292
E-mail: trevor.arran@kumbaresources.com

Date: 31/05/2005 07:35:30 AM Produced by the JSE SENS Department

31/05/2005 Source: JSE NEWS SERVICE

KMB: Kumba - Dealings By Directors Of A Major S...

Kumba - Dealings By Directors Of A Major Subsidiary Of Kumba
KUMBA RESOURCES LIMITED
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN Number: ZAE000034310
(Kumba)
SHARE OPTIONS OFFERED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT OPTION SCHEME ON 17 MAY 2005 TO DIRECTORS OF KUMBA AND DIRECTORS OF KUMBAS MAJOR SUBSIDIARIES
In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements notice is hereby given that share options have been offered to directors listed below:
Option strike price: R62.00
Periods of exercise and/or vesting: 100% exercisable on the 3rd anniversary
All shares offered and accepted to be taken up on or before the 7th anniversary
Class of securities: Ordinary
Nature of transaction: Options offered
Nature of interest: Beneficial
Directors of Kumba
Name of director: CJ Fauconnier
Number of shares: 28,020
Name of director: MJ Kilbride
Number of shares: 18,450
Name of director: CF Meintjes
Number of shares: 16,650
Name of director: DJ van Staden
Number of shares: 17,550
Name of director: RG Wadley
Number of shares: 17,670
Directors of Major Subsidiaries of Kumba
Name of director: PT Arran
Number of shares: 7,330
Name of director: W Bekker
Number of shares: 1,960
Name of director: WA de Klerk
Number of shares: 8,750
Name of director: AW Diedericks
Number of shares: 5,790
Name of director: L Groenewald
Number of shares: 4,690
Name of director: NA Jogiat
Number of shares: 7,580
Name of director: PA Koppeschaar
Number of shares: 7,630
Name of director: PJ Kotze
Number of shares: 6,960
Name of director: JA Meyer
Number of shares: 7,100
Name of director: EJ Myburgh
Number of shares: 9,900
Name of director: WJ Needham
Number of shares: 4,200
Name of director: IC Prinsloo
Number of shares: 4,920
Name of director: DJR Southey
Number of shares: 8,260
Name of director: R Strydom
Number of shares: 5,340
Name of director: DJC Taylor
Number of shares: 6,810
Name of director: WF van Heerden
Number of shares: 7,410
Name of director: WH van Niekerk
Number of shares: 6,460
Name of director: PE Venter
Number of shares: 9,270
Name of director: MW von Wielligh
Number of shares: 10,470
Company Secretary of Kumba
Name of company secretary: MS Viljoen
Number of shares: 5,330
18 May 2005
MS VILJOEN
COMPANY SECRETARY
KUMBA RESOURCES LIMITED
Sponsor
JPMorgan Equities Limited
Date: 18/05/2005 04:13:06 PM Produced by the JSE SENS Department

18/05/2005 Source: JSE NEWS SERVICE